                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              ____________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          SOMATIX THERAPY CORPORATION
                                (Name of Issuer)

                     Common stock, par value $.01 per share
                         (Title of Class of Securities)

                                    83444710
                                 (CUSIP Number)

                             Kathleen Sereda Glaub
                               Cell Genesys, Inc.
                               322 Lakeside Drive
                         Foster City, California  94404
                           Telephone:  (415) 358-9600
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                             555 California Street
                        San Francisco, California  94104
                           Telephone:  (415) 616-1100

                                January 12, 1997
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                              Page 1 of 97 Pages

----------------------                                   -----------------------
CUSIP No. 83444710                   13D                      Page 2 of 97 Pages
----------------------                                   -----------------------

--------------------------------------------------------------------------------
 1    Name of Reporting Person                             Cell Genesys, Inc.
      S.S. or I.R.S. Identification No. of Above           94-3061375
      Person
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds                                      WC
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [_]
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
 NUMBER OF      7   Sole Voting Power                     5,441,480
  SHARES       -----------------------------------------------------------------
BENEFICIALLY    8   Shared Voting Power
  OWNED BY     -----------------------------------------------------------------
   EACH         9   Sole Dipositive Power                 5,441,480
  REPORTING    -----------------------------------------------------------------
PERSON WITH    10   Shared Dispositive Power
--------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                    5,441,480/1/
--------------------------------------------------------------------------------
 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [_]
--------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)  16.6%/2/
--------------------------------------------------------------------------------
 14   Type of Reporting Person                            CO
--------------------------------------------------------------------------------

--------------------
  1 Cell Genesys (as defined below) expressly disclaims beneficial ownership of any of the shares of Somatix Common Stock (as defined below) covered by this statement which are subject to purchase by Cell Genesys upon exercise of the Somatix Stock Option (as defined below).

  2 Adjusted to reflect the issuance by Somatix of 5,441,480 shares of Somatix Common Stock as described herein.

Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Somatix Common Stock"), of Somatix Therapy Corporation, a corporation organized under the laws of the State of Delaware ("Somatix").

     Somatix's principal executive offices are located at 850 Marina Village Parkway, Alameda, California 94501.


Item 2.  Identity and Background.

     This statement is being filed by Cell Genesys, Inc., a corporation organized under the laws of the State of Delaware ("Cell Genesys").

     Cell Genesys is focused on the development and commercialization of gene therapies to treat major, life-threatening diseases, including AIDS and cancer. Cell Genesys' objective is to commercialize both ex vivo gene therapy with genetically engineered human immune cells and in vivo gene therapy. Gene therapy for AIDS is in Phase II human clinical testing and is being developed through a worldwide collaboration with Hoechst Marion Roussel. Cell Genesys has retained worldwide rights to gene therapy for cancer and is conducting preclinical studies for colon, ovarian and other specific types of cancer. Abgenix, a wholly owned subsidiary of Cell Genesys, was established in June 1996 to focus on the development and commercialization of human antibodies to treat a wide range of medical disorders, including inflammation, autoimmune disorders, cancer and other serious diseases.

     Cell Genesys' principal business and principal executive offices are located at 322 Lakeside Drive, Foster City, California 94404.

     Each executive officer and director of Cell Genesys is listed on Schedule I
                                                                      ----------
attached hereto, together with the following information with respect to each such person:

     (i)    name;

     (ii)   business address (or residence address where indicated);

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (iv)   citizenship.

Unless otherwise indicated, all positions are with Cell Genesys.

                              Page 3 of 97 Pages

     During the last five years, neither Cell Genesys nor, to the best knowledge of Cell Genesys, any person named in Schedule I attached hereto, has been (i)
                                     ----------
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     This statement relates to 5,441,480 newly issued shares of Somatix Common Stock (the "Somatix Option Shares") subject to purchase by Cell Genesys at a purchase price of $3.51 per share, or approximately $19,099,595 in the aggregate (the "Purchase Price"), upon exercise of the option (the "Somatix Stock Option") granted by Somatix to Cell Genesys pursuant to the stock option agreement, dated as of January 12, 1997 (the "Somatix Stock Option Agreement"), between Somatix, as grantor, and Cell Genesys, as grantee.

     As a condition to the willingness of Cell Genesys to enter into (i) the agreement and plan of merger and reorganization, dated as of January 12, 1997 (the "Merger Agreement"), among Cell Genesys, S Merger Corp., a corporation organized and existing under the laws of the State of Delaware ("Merger Sub") and a direct wholly owned subsidiary of Cell Genesys, and Somatix, pursuant to which, among other things, Merger Sub will be merged (the "Merger") with and into Somatix and Somatix will become a wholly owned subsidiary of Cell Genesys, and (ii) the stock option agreement, dated as of January 12, 1997 (the "Cell Genesys Stock Option Agreement"), between Cell Genesys, as grantor, and Somatix, as grantee, pursuant to which Cell Genesys granted to Somatix the option to purchase up to 3,286,703 newly issued shares of common stock, par value $.001 per share, of Cell Genesys, representing approximately 19.9 percent of the shares of such common stock issued and outstanding on the date of grant, Cell Genesys required that Somatix agree, and in order to induce Cell Genesys to enter into the Merger Agreement and the Cell Genesys Stock Option Agreement, Somatix agreed, to grant Cell Genesys the Somatix Stock Option.

     No cash consideration was paid by Cell Genesys to Somatix for the Somatix Stock Option. In the event that the Somatix Stock Option becomes exercisable as described below, and Cell Genesys elects to exercise such option and purchase the Somatix Option Shares, Cell Genesys currently expects to pay the Purchase Price with funds available from Cell Genesys' working capital.

     Cell Genesys may exercise the Somatix Stock Option, in whole or in part, at any time or from time to time after the occurrence of any event or circumstance which obligates Somatix to pay to Cell Genesys any fee or expenses upon termination of the Merger Agreement and prior the first to occur of any of (i) the effective time (the "Effective Time") of the merger of Merger Sub with and into Somatix pursuant to the Merger Agreement; (ii)

                              Page 4 of 97 Pages
the termination of the Somatix Stock Option Agreement pursuant to its terms; or
(iii) the date which is 90 days after the occurrence of any event triggering Cell Genesys' right to exercise the Somatix Stock Option.

     The Somatix Stock Option Agreement provides that, in the event Cell Genesys wishes to exercise the Somatix Stock Option, it must send a written notice to Somatix specifying (i)(A) the total number of Somatix Option Shares Cell Genesys wishes to purchase and the denominations of the certificate or certificates evidencing such Somatix Option Shares which Cell Genesys wishes to receive or
(B) the total number of Somatix Option Shares Cell Genesys wishes to receive cash payment with respect to, and (ii) a date and place for the closing of such purchase or payment. Upon receipt of such an exercise notice, Somatix will be obligated to (i) deliver to Cell Genesys a certificate or certificates evidencing the number of Somatix Option Shares specified in such exercise notice or (ii) pay to Cell Genesys an amount in cash equal to (A) the excess, if any, over the Purchase Price of the higher of (1) if applicable, the highest price per share of Somatix Common Stock paid by any person in a Competing Transaction (as defined in the Merger Agreement) and (2) the closing price of the shares of Somatix Common Stock on the Nasdaq National Market on the last trading day immediately prior to the date of the applicable exercise notice, multiplied by
(B) the number of Somatix Option Shares specified in such exercise notice. Notwithstanding the foregoing, Somatix may, by written notice to Cell Genesys within three business days after receipt of an exercise notice under the Somatix Stock Option Agreement with respect to the purchase of Somatix Option Shares as described in clause (i) of the preceding sentence, elect to pay to Cell Genesys within 10 business days following receipt of such exercise notice an amount in cash calculated as described in clause (ii) of the preceding sentence. Furthermore, if at the time a cash payment elected by Cell Genesys upon exercise of the Somatix Stock Option is due, Somatix has not consummated a Competing Transaction, Somatix may elect to make such payment in cash or in shares of Somatix Common Stock valued at the closing price of shares of Somatix Common Stock on the Nasdaq National Market on the business day prior to such payment.

     The Somatix Stock Option Agreement provides for customary anti-dilution adjustments in the event of any change in Somatix Common Stock or in the number of outstanding shares of Somatix Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of Somatix. The Somatix Stock Option Agreement further provides that, in the event that Somatix enters into a merger agreement pursuant to which it will not be the surviving corporation or pursuant to which a change of control of Somatix will occur or an agreement to sell or otherwise transfer all or substantially all of its assets to any person, other than Cell Genesys or any of its subsidiaries, then proper provision must be made in the agreements governing such transaction so that Cell Genesys will receive upon exercise of the Somatix Stock Option the number and class of shares or other securities or property that Cell Genesys would have received in respect of Somatix Common Stock if the Somatix Stock Option had been exercised immediately prior to such transaction, or the

                              Page 5 of 97 Pages
record date therefor, as applicable, and elected to the fullest extent it would have been permitted to elect to receive such securities, cash or other property.

     The Somatix Stock Option Agreement contains certain customary representations and warranties on the part of Somatix and Cell Genesys, including covenants on the part of Somatix with respect to the listing of the Somatix Option Shares for quotation on the Nasdaq National Market and the registration of the Somatix Option Shares under the Securities Act and any applicable state securities laws.

     The Somatix Stock Option Agreement will terminate by its terms on February 12, 1998.


Item 4.  Purpose of Transaction.

     As stated above, the Somatix Stock Option was granted by Somatix to Cell Genesys as an inducement to Cell Genesys to enter into the Merger Agreement and the Cell Genesys Stock Option Agreement.

     Pursuant to the Merger Agreement and as a result of the Merger, the separate corporate existence of Merger Sub will cease and Somatix will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will become a direct wholly owned subsidiary of Cell Genesys. At the Effective Time, (i) the certificate of incorporation and by-laws of Merger Sub, as in effect immediately prior to the Effective Time, will become the certificate of incorporation and by-laws of the Surviving Corporation, the officers of Merger Sub immediately prior to the Effective Time will become the initial officers of the Surviving Corporation and the directors of Merger Sub immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, and (ii) each share of Somatix Capital Stock (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time (other than any shares of Somatix Capital Stock to be cancelled as provided in the Merger Agreement) and all rights in respect thereof will cease to exist and will be converted into and become exchangeable for shares of Cell Genesys Common Stock as provided in the Merger Agreement.

     The Merger Agreement further provides that, under certain circumstances, Somatix may borrow up to $5,000,000 from Cell Genesys. In the event that any amounts borrowed by Somatix from Cell Genesys under the Merger Agreement are not repaid in accordance with the terms of the Merger Agreement and the promissory note related thereto and certain other conditions are satisfied, Cell Genesys will have the right to forgive such indebtedness in exchange for an exclusive worldwide license to certain technology of Somatix.

     Other than as described above, Cell Genesys has no plans or proposals which relate to, or would result in, any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D, although Cell Genesys reserves the right to develop such plans.

                              Page 6 of 97 Pages

Item 5.  Interest in Securities of Somatix.

     As a result of the Somatix Stock Option Agreement and the Somatix Stock Option granted thereunder, Cell Genesys may be deemed to be the beneficial owner of 5,441,480 shares of Somatix Common Stock. Based on 27,344,121 shares of Somatix Common Stock outstanding as of January 6, 1997, Cell Genesys' percentage interest in the Somatix Common Stock would be approximately 16.6 percent after exercise of the Somatix Stock Option in full. In the event that the Somatix Stock Option becomes exercisable as described in this statement, and Cell Genesys elects to exercise such option and purchase the Somatix Option Shares, Cell Genesys would possess sole voting and dispositive power with respect to such shares.

     The shares of Somatix Common Stock described herein are subject to the Somatix Stock Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Cell Genesys as to the beneficial ownership of any shares of Somatix Common Stock, and Cell Genesys expressly disclaims beneficial ownership of all shares of Somatix Common Stock issuable upon exercise of the Somatix Stock Option.

     Except as described herein, neither Cell Genesys nor, to the best knowledge of Cell Genesys, any affiliate thereof effected any transaction in the Somatix Common Stock during the last sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Somatix.

     Except for the Somatix Stock Option Agreement and the Merger Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Somatix, including, without limitation, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The descriptions of the Somatix Stock Option Agreement and the Merger Agreement contained in this statement are not complete summaries of the terms and conditions of the Somatix Stock Option Agreement and the Merger Agreement, and are qualified in their entirety by reference to the Somatix Stock Option Agreement and the Merger Agreement, copies of which are attached hereto as
Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.
---------     ---------

                              Page 7 of 97 Pages

Item 7.  Material to Be Filed as Exhibits.

     The following documents are filed as Exhibits hereto:

  Exhibit No.                              Description
  -----------                              -----------
       1 Stock option agreement, dated as of January 12, 1997, between Somatix Therapy Corporation, as grantor, and Cell Genesys, Inc., as grantee.

       2 Agreement and plan of merger and reorganization, dated as of January 12, 1997, among Cell Genesys, Inc., S Merger Corp. and Somatix Therapy Corporation.


                              Page 8 of 97 Pages

                                                                      SCHEDULE I


     The name and present principal occupation of each of the executive officers and directors of Cell Genesys are set forth below. Unless otherwise noted, each of these persons has as his/her business address 322 Lakeside Drive, Foster City, California 94404.

                          Position With      Principal Occupation;
        Name               Cell Genesys         Business Address              Citizenship
        ----               ------------         ----------------              -----------
Bridget P. Binko         Vice President--       Same                        United States
                         Regulatory Affairs

David F. Broad, Ph.D.    Vice President--       Same                        United Kingdom
                         Process
                         Development

Mitchell H. Finer, Ph.D. Vice President--       Same                        United States
                         Research

Kathleen Sereda Glaub    Senior Vice President  Same                        United States
                         and Chief Financial
                         Officer

Bruce A. Hironaka        Vice President--       Same                        United States
                         Corporate
                         Development

Daniel F. Hoth, M.D.     Senior Vice President  Same                        United States
                         and Chief Medical
                         Officer

Christine McKinley       Vice President--       Same                        United States
                         Human Resources

Stephen A. Sherwin,      Chairman,              Same                        United States
M.D.                     President and
                         Chief Executive
                         Officer

James M. Gower           Director               Chairman and Chief          United States
                                                Executive Officer,
                                                Rigel Inc.,
                                                20 W. Third
                                                Avenue, #802, San
                                                Mateo, CA 94404

                              Page 9 of 97 Pages

                         Position With      Principal Occupation;
        Name              Cell Genesys         Business Address              Citizenship
        ----              ------------         ----------------              -----------
Peter Barton Hutt      Director               Senior Partner,             United States
                                              Covington & Burling,
                                              1201 Pennsylvania
                                              Ave., N.W.,
                                              Washington, D.C.
                                              20004

Raju S. Kucherlapati,  Director               Chairman, Department        United States
Ph.D.                                         of Molecular Genetics,
                                              Albert Einstein College
                                              of Medicine, 1300
                                              Morris Park Avenue,
                                              Bronx, New York 10461

Joseph E. Maroun       Director               Retired Executive Vice      South Africa
                                              President,
                                              International Group,
                                              Bristol-Myers Squibb
                                              Company, and Senior
                                              Vice President,
                                              Bristol-Myers Squibb
                                              Company, 12800 Marsh
                                              Landing, Old Marsh,
                                              Palm Beach Gardens,
                                              Florida 33418

Yasushi Shingai              Director         General Manager, Japan      Japan
                                              Tobacco, Inc.,
                                              Corporate Planning
                                              Division, Planning
                                              Group, JT Bldg. 2-1,
                                              Toranomon 2-chome,
                                              Minato-ku, Tokyo 105,
                                              Japan

Eugene L. Step               Director         Retired Executive           United States
                                              Vice President
                                              President-Pharmaceutical
                                              Division of Eli Lilly & Co.
                                              P.O. Box 8997
                                              Rancho Santa Fe, CA 92067


                              Page 10 of 97 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             CELL GENESYS, INC.



Dated:  January 22, 1997                     By: /s/ KATHLEEN SEREDA GLAUB
                                                ---------------------------
                                                Kathleen Sereda Glaub
                                                Senior Vice President and
                                                   Chief Financial Officer


                              Page 11 of 97 Pages

                                 EXHIBIT INDEX


  Exhibit No.                              Description
  -----------                              -----------

       1 Stock option agreement, dated as of January 12, 1997, between Somatix Therapy Corporation, as grantor, and Cell Genesys, Inc., as grantee.

       2 Agreement and plan of merger and reorganization, dated as of January 12, 1997, among Cell Genesys, Inc., S Merger Corp. and Somatix Therapy Corporation.

                              Page 12 of 97 Pages